UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of April 2026

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIGNATURES
INDEX TO EXHIBITS
EXHIBIT 99.1
EXHIBIT 99.2
EXHIBIT 99.3

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION

Infosys Limited (“we” or “the Company”) hereby furnishes the United States Securities and Exchange Commission with copies of the following information concerning our public disclosures regarding our results of operations and financial condition for the quarter and year ended March 31, 2026.

The following information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

On April 23, 2026, we announced our results of operations for the quarter and year ended March 31, 2026. A copy of the outcome of the board meeting is attached to this Form 6-K as Exhibit 99.1.

We issued press releases announcing our results under International Financial Reporting Standards ("IFRS"), copies of which are attached to this Form 6-K as Exhibit 99.2.

We have placed the form of release to stock exchanges concerning our results of operations for the quarter and year ended March 31, 2026 under Indian Accounting Standards (Ind-AS). A copy of the release to stock exchanges is attached to this Form 6-K as Exhibit 99.3.

The Board of Directors declared a final dividend of 25/- per equity share which will be paid on June 25, 2026 and announced that the 45th Annual General Meeting of the members of the Company will be held on June 23, 2026. The record date for the purposes of the Annual General Meeting, final dividend is June 10, 2026.

The Board of Directors have approved the announcement of the Company’s intention to recommend the appointment of BSR & Co as the statutory auditors of the Company. The proposed appointment will be recommended by the Board to the shareholders in the 46th Annual General Meeting (AGM) of the Company to be held in the year 2027, for the first term of 5 (five) consecutive years till the conclusion of the 51st AGM to be held in the year 2032.

Additionally, the Audit Committee and the Board of Directors of the Company approved the announcement of the Company’s intention to appoint KPMG Assurance and Consulting Services LLP, (KPMG) as the independent registered public accounting firm of the Company. This proposed appointment is expected to be effective for the year ending March 31, 2028.

Among other things, Based on the recommendation of the Nomination and Remuneration Committee, approved the amendment to the Infosys Expanded Stock Ownership Program – 2019 to extend the grant period by seven (7) years from the date of shareholder approval, thereby extending the validity of the Plan to a total period of ten (10) years from such approval, for the grant of Employee Stock Options to Eligible Employees of the Company and its subsidiary companies. The amendment to the Infosys Expanded stock ownership program – 2019 shall be subject to the shareholders approval.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: April 23, 2026	Jayesh Sanghrajka Chief Financial Officer

INDEX TO EXHIBITS

Exhibit No.	Description of Document
99.1	Outcome of the Board Meeting
99.2	IFRS USD press release
99.3	Form of Release to Stock Exchanges